FILED BY IONQ, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SKYWATER TECHNOLOGY, INC.

COMMISSION FILE NO. 001-40345

The following communications are included herein:

•	Transcript of Bloomberg interview held on February 26, 2026

•	Transcript of Q4 2025 Earnings Call held on February 25, 2026

Transcript of Bloomberg interview held on February 26, 2026

PARTICIPANTS

Niccolo de Masi – Chairman and CEO, IonQ

Caroline Hyde – Journalist, Bloomberg News

Caroline Hyde: Niccolo de Masi joins me in the studio. Niccolo De Masi joins me in the studio and it’s so interesting to be digesting your numbers via IonQ because we’re forever going, “quantum’s coming, coming, but next decade, next two decades.” Here and now, numbers are really surprising people to the upside. What’s driving it?

Niccolo de Masi: Hey, I’ve said for a long time it’s here and now. That’s our slogan at IonQ, quantum is now. You know, we were the first quantum company in history to reach eight figures of revenue. We’re the first to hit nine figures of revenue. My aspiration is to be the first to hit ten figures of revenue, you know, later in the decade. It’s actually our whole business is inflecting. So quantum computing, quantum networking, quantum sensing, quantum security, we’ve just seen customers in the market coming towards us.

Caroline Hyde: Who are those customers? Because we’ve seen you do government contracts, for example, with potential there, but who wants your technology in-house right now?

Niccolo de Masi: Absolutely. So we announced last night, yesterday, that 60% of our customers are commercial. They’re very global in nature. A lot of them are taking multiple products from us. So we talked about how in both in Switzerland and in Illinois and in Tennessee, we have customers taking quantum networked computers. We have quantum sensing customers also on both sides of the Atlantic. And I’d say that quantum security is obviously something that, you know, the Davos that was there last month, it’s tip of the tongue now because people are realizing that the asymmetry of brands being tarnished, companies being kind of existentially hacked, is, you know, avoidable with relatively modest investments with IonQ, quantum key distribution, and post quantum cryptography.

Caroline Hyde: Talk to us about what therefore you’re solving for them. In the era of security, for example, everyone’s deeply worried about what encryption is going to fall away because of quantum computing. How are you servicing some of those customers that are already buying your technology?

Niccolo de Masi: Yeah, so quantum key distribution, we recommend layered security. So we offer multiple layers of post quantum cryptography, if you will. Some of it’s in the hardware. We call it quantum key distribution, and that is literally switches, routers that fit on fiber optic cables, protect your data center, protect the core of your systems. Then there’s a software solution, post quantum cryptography. We recommend both to cover as much of your customer base, your employees, your data center as possible. And I’ve been saying consistently that, you know, the era of quantum is coming sooner than people think, and it’s coming exponentially faster than people think, because it’s not just Moore’s law. Every time we add a large little qubit, it doubles the compute space. So it actually is going to race away at an exponential path on kind of a monthly, quarterly basis, not a every two years basis.

Caroline Hyde: It feels as though, in many ways, agentic AI is doing the same thing. It’s coming slowly, slowly, all at once. So what is the tipping point for you that shows that quantum is there all at once?

Niccolo de Masi: I think this earnings call is clearly a tipping point in the sense that over the $100 million gap revenue mark for the first time in any company in quantum history, we’ve just guided to do an approximately double that in 2026. And we’ve said that organic growth last year was 80%. We said organic growth in 26 will be even higher than 80%, right? And so if you carry on doubling, it doesn’t take long until, you know, you are a really sizable business. Although I will point out that, look, there was a day when a business like NVIDIA had revenue like ours, and now they are truly enormous, and it’s all happened in five years, right? So these exponential curves can get large really quickly. And I think that there’s realization that, look, you know, as we keep investing, and we’re investing not just for IonQ, we’re investing for the whole US quantum industry. We just spent $1.8 billion, you know, announcing acquisition with SkyWater, it’s the US quantum foundry. We’re going be using our capital to invest for the whole good of, frankly, the Western world, the US, and our allies, because we see this as a geopolitical race that we want to make sure we prevail in as a nation.

Caroline Hyde: It feels as though it’s a geopolitical race when it comes to AI, generative AI, as well. I’m assuming you’re talking about US versus China in particular. Go to the generative AI opportunity for quantum, because what everyone is seeing, I mean, as you say, the numbers on NVIDIA have been inflecting and are extraordinary at the moment, even though the market doesn’t particularly like it on the day. I’m interested in what quantum computing can do in terms of the energy needs, the power needs, some of the other bottlenecks that we’re worried about around AI.

Niccolo de Masi: For sure. So, look, there are a lot of quantum algorithms we’re already demonstrating quick time-to-solutions on, and I talked about time-to-solution yesterday. We’re faster than everybody else in the market because we have higher fidelity in our machines.

Caroline Hyde: Talk about that. Why?

Niccolo de Masi: Oh, we picked the scientific pathway 30 years ago. We were the first to build the world’s first quantum logic gate in 1995. We’ve been building on that ever since. It’s kind of like ASML, been plugging away the same thing for 30 years. Eventually, everyone realizes that these engineering improvements are really stacking up. That’s what we’ve been delivering on. And so, we’ve been running applications for five years, and machines turned on eight years ago. We’ve been on the public cloud since 2020. So, we’re all about open ecosystem. We want everyone to use our software, hardware, sensing, networking solutions, and so on, and computing solutions. And as we keep unlocking applications, more and more customers are realizing that we’re providing advantage now.

Caroline Hyde: In financial industry?

Niccolo de Masi: In pharmaceutical, material, financial services, of course, defense intelligence. Also, logistics. If you have scale, right, and a complex business, we can help. And if you have scale, and we can help even 1%, 10%, 15%, 5% improvements, these are really material to a big business and a big meaty problem.

Caroline Hyde: If you have scale, you might already be using IBM at the moment. And IBM is talking a lot about its quantum offering, and the fact by 2029, they’ll have a really useful quantum computer that you can be using. How do you think about the competition? Because at the moment, you say, look, you’re building for the entire industry here.

Niccolo de Masi: Yeah, so IBM is a vertical stack. They make their own hardware as well. You know, we’re providing the foundry and what we call merchant supply services for both ourselves and the whole industry. We supply atomic clocks, we supply photonic interconnects, and we supply quantum chips effectively in foundry in a trusted, secure environment. You know, absolutely, there are competitors out there. We fancy our chances, given that we’ve raised three and a half billion dollars in the last year. We’re investing prodigiously in R&D. We also have the pedigree, and of course, we have a complete platform, which is unique. Nobody else is doing every bit of quantum and stitching these solutions together. And so we’re winning bigger engagements, and customers are coming back and buying more and more of a roadmap on a multi-generational basis. Typically, you know, it might be winner-takes-all, but in the tech world, it’s winner-takes-a-lot, or winner-takes- most, right? So, you know, we will continue to invest aggressively, and we’ll continue also to make sure that strategic acquisitions are part of our growth strategy, although we’ve talked about the fact that we’ve done a lot in 2025, 2026 will be, you know, mostly powered by organic growth.

You know, nevertheless, I think when you look at the future of quantum, you can see that the chances of it running through our systems, which are the lowest in cost for the unit of power with the fastest time to solution, so you get answers that are accurate much faster than everybody else. And we talked on our call yesterday about how our time to solution, compared to some other companies in the marketplace, can be a thousand times faster, can even be ten thousand times faster. And that’s what commercial customers are seeing, real utility when they come to pay us for computational engineering through to pharmaceutical advancements. Customers of ours that want to be five years ahead of their competitors, they are flocking to us, as is talent in the industry, because they know this is really working with a low-risk glide path to full fault tolerance.

Caroline Hyde: Let’s talk about flocking, and talk real numbers here, because we’d like to use NVIDIA as an example, but NVIDIA had, say, four billion of net income per year three years ago, and it now has 120 billion. What are your numbers at the moment? Where do you see your numbers going?

Niccolo de Masi: Yeah, I mean, look, I think that there’s plenty of room between the 60 billion dollars they reported yesterday for their quarter, and the 60-something million that we reported, right? I think everybody recognizes that the next leg up in computing is going to heavily involve quantum processing units. We believe it’s going to be at the edge and on-premise, and we can also supply complete data center solutions, so through the cloud, and we sell all of those solutions today, and we have been for a number of years. I think there’s going to be hybrid workflows, so we had a partnership last year with NVIDIA and AstraZeneca, and Amazon Web Services over computational drug design. You’re going to see more and more of that happen on a monthly, quarterly, annual basis, and speed things up by factors of ten, hopefully someday factors of hundred, factors of a thousand. There are parts of what quantum computing does that will never replace Bannerad, you know, microsecond latency for Bannerad correlations. They’re very good at that. We’re focused on actually turning problems that take the world’s fastest supercomputer between a hundred years and, you know, a thousand or a billion years, and making those things happen in hours and days, and so I would like to remind, you know, all of our friends in all governments where quantum is increasingly a top-five priority, right? I mean, President Trump is a big supporter of quantum, and we are grateful for his support, Secretary Wright, Secretary Hegseth, Secretary Lutnick. Everyone, you know, is on the same hymn sheet around the fact that this is existential, because we’re turning problems that you can’t solve into ones you can, and ultimately it’s a massive job creator, too, right? There’s no one working on problems you can’t solve with supercomputers that have GPUs in them. GPUs are working on problems they’ll never solve, so by definition it’s all job creation.

Caroline Hyde: You have a great way of having green light, green light, green light. What are the bottlenecks? What are the areas of regulatory risk, or indeed perhaps just things that hold back the growth that you currently are talking about?

Niccolo de Masi: Well, look, I think the main obstacle to mass-market quantum computing is similar to what it was for AI, which is people need to learn to use it in their workflows. So these, you know, these forward-deployed engineers, training programs, we do a lot with universities because we want people to learn on the IonQ ecosystem, stay on the IonQ ecosystem, and there is, of course, a growing employment opportunity here. IonQ, when I first met them in 2019, had 35 people, right? When we close SkyWater, hopefully in a year, we’ll be over 3,000. So it’s a factor of a hundred growth in five, six years.

Caroline Hyde: You’re manufacturing jobs.

Niccolo de Masi: Yeah, of course, all sorts of jobs, software, hardware, you know.

Caroline Hyde: Is the talent there in the universities that you need?

Niccolo de Masi: You know, people rise to the occasion, and that’s the beauty of capitalism and labor markets in general, is people see money opportunity, they train, they learn, they do postdocs and PhDs that are relevant. We take mathematicians, computer scientists, physicists, you know, you name it. We have PhDs in almost every bit of the science sphere because we also need domain expertise. So it’s not just quantum computing, but it’s how do you apply that to protein folding that’s useful for, you know, solving different pieces of the cancer conundrum, for example. And the same is true in material science and pieces of defense intelligence. So we really have a huge need, and I bet next few years the number of people working in quantum will grow by another factor of ten.

Caroline Hyde: Nicolai De Masi, it’s always a joy speaking with you. Thank you very much.

Niccolo de Masi: Pleasure being here. The CEO of IonQ, hot off the heels of their numbers, Matt.

Transcript of Q4 2025 Earnings Call held on February 25, 2026:

PARTICIPANTS

Hanley Donofrio

Inder M. Singh – CFO & COO

Niccolo M. de Masi – President, CEO & Chairman

Craig Andrew Ellis – Analyst, B. Riley Securities, Inc., Research Division

David Neil Williams – Analyst, The Benchmark Company, LLC, Research Division

John Paul McPeake – Analyst, Rosenblatt Securities Inc., Research Division

Shadi Mitwalli – Needham & Company, LLC, Research Division

Troy Donavon Jensen – Cantor Fitzgerald & Co., Research Division

Kevin Garrigan – Analyst, Jefferies

Vijay Raghavan Rakesh – Mizuho Securities USA LLC, Research Division

Operator: Welcome to the IonQ Fourth Quarter 2025 Earnings Conference Call. [Operator Instructions] Please note, this event is being recorded.

I would now like to turn the conference over to Hanley Donofrio, Director of Investor Relations. Please go ahead.

Hanley Donofrio: Good afternoon, everyone, and welcome to IonQ’s fourth quarter and full year 2025 earnings call. My name is Hanley Donofrio and I am the Investor Relations Director here at IonQ. I’m pleased to be joined on today’s call by Niccolo de Masi, IonQ’s Chairman and Chief Executive Officer; and Inder Singh, IonQ’s Chief Financial Officer and Chief Operating Officer.

By now, everyone should have access to the company’s fourth quarter and full year 2025 earnings release issued this afternoon, which is available on the SEC’s website and on the Investor Relations section of our website at investors.ionq.com. Please note that on today’s call, management will refer to non-GAAP financial measures. While the company believes these non-GAAP financial measures provide useful information for investors, the presentation of this information is not intended to be considered in isolation or as a substitute for the financial information presented in accordance with GAAP.

You are directed to our earnings release for a reconciliation of adjusted EBITDA and adjusted EPS to the closest comparable GAAP measures. During the call, we will discuss our business outlook and make forward-looking statements, including those regarding our guidance for 2026. These comments are based on our predictions and expectations as of today and are not guarantees of future performance. Actual events or results could differ materially due to a number of risks and uncertainties. Therefore, you should not put undue reliance on those statements.

We refer you to our recent SEC filings, including our annual report on Form 10-K for the year ended December 31, 2025, for a more detailed discussion of those risks and uncertainties. We undertake no obligation to revise any statements to reflect changes that occur after this call, except as required by law.

Now I will turn it over to Niccolo de Masi, Chairman and CEO of IonQ.

Niccolo M. de Masi: Thank you all for joining us on today’s historic call. 2025 was a highly successful and transformational year for IonQ, both strategically and financially. Strategically, we expanded our business from leadership in quantum computing to become the world’s leading Quantum platform solution and merchant supplier.

We are the first company in history capable of delivering integrated quantum solutions across computing, networking, sensing and security in all major and allied geographies. IonQ is the world’s only full stack quantum platform company, operating in all domains. This strategic expansion is powered by an unmatched intellectual engine, as we continue to attract the world’s best and brightest quantum leaders, as well as the leading quantum IP portfolio. IonQ benefits from approximately 300 PhDs and 800 talented colleagues with advanced degrees, many of whom are household names in their fields.

Financially, we delivered a record year, not only for IonQ, but a historic one for the entire quantum industry. In the third quarter of 2025, we delivered nearly as much revenue as we did in all of 2024.

In the fourth quarter of 2025, we surpassed this by growing more than 50% quarter-over-quarter. After becoming the first public quantum company to achieve eight figures of revenue in 2024, we grew to deliver substantially more revenue in the fourth quarter of 2025 than in the entire calendar year of 2024. Strong organic growth powered our full year 2025 revenue to be over three times that of 2024.

Commensurately strong investor interest allowed us to fortify our balance sheet with the two largest capital raises from a single investor in quantum history. Quantum is indeed now and IonQ is confidently leading this revolution by every measure.

As most listeners know, late last month, we announced the largest acquisition agreement in quantum history and the first public-to-public planned quantum transaction ever. SkyWater is the leading quantum foundry in the world, commercially supporting not only IonQ, but also more than a dozen other quantum and DoW programs. By leveraging SkyWater’s unique expertise in pioneering quantum semiconductor scaling within secure trusted environments, we will be positioned to accelerate manufacturability of IonQ’s entire Quantum platform roadmap. However, our mission extends beyond IonQ to power the broader U.S. quantum industry and all our global allies.

We aim to ensure our nation’s entire quantum ecosystem moves forward with speed and security. In our joint IonQ SkyWater webinar last month, we laid out the fact that IonQ is already a leading merchant supplier to the broader quantum industry. Our precision, atomic clocks power a number of quantum computing businesses and government contractors, and we already sell our Quantum networking solutions and sensors broadly.

Our modality-agnostic networking components are, in fact, designed to integrate diverse Quantum devices, ensuring seamless connectivity across the quantum industry. Once SkyWater is part of the IonQ family, we will become the largest quantum merchant supplier in the world with Thomas Sonderman continuing to lead SkyWater.

Our focus is accelerating our nation’s quantum industry, and we will continue investing to ensure the United States prevails in this geopolitical race. SkyWater has already created the compartmentalization, the protocols and the IP protections that will allow customers to continue to operate within our foundry model. We are kindred spirits with everyone supporting our nation and our allies in this quantum space race of our era. Our combined company will have the capacity and capital to grow not only U.S. quantum R&D initiatives across quantum computing, quantum networking, quantum sensing and quantum security but also to ensure the U.S. quantum manufacturing scaling.

SkyWater helps us build an IonQ platform that customers, especially government and other mission-driven buyers, can trust and plan around irrespective of geopolitics. Together, we intend to ensure the entire U.S. quantum industry will deliver, scale and do so onshore with trusted processes for the good of the nation.

Returning to 2025. It has been a year of tremendous accomplishments across our product families, both technically and commercially. In quantum computing, IonQ demonstrated the highest performance quantum gates in any system platform and by a wide margin. 99.99% two-qubit gate fidelity means we can concentrate on system architecture and scaling in order to make smaller and cheaper systems, even as they become more powerful. While other quantum computing companies are still working on perfecting their underlying qubits and gate operations, ours are based on physics that was settled 25 years ago. Our fidelity advantage translates into a powerful and enduring error correction advantage.

I want to highlight today that our quantum computers deliver the best time to solution on the market. For commercially relevant applications. Time to solution is how fast a customer running an algorithm gets to accurate answers that actually solve their problem. For example, when we look at a common quantum algorithm used for signal processing, search and factoring, IonQ is up to 1,000 times faster than the leading superconducting system on reaching the solution.

We also see a massive speed advantage in signal processing and optimization tasks with up to a 10,000 times faster solution on IonQ systems compared to superconducting. We aren’t just doing theoretical work. We are solving real-world problems at a speed that creates commercial utility. This is how IonQ is delivering in today’s competitive landscape, and we’re just getting started. Our near-term roadmap builds to 1,600 fault-tolerant, logical qubits a year before our competitors even get to 200.

We believe we will continue to outpace competitors on commercial utility to an accelerating extent as we unlock our application roadmap announced last fall. Best of all, we deliver these advantages at a far more accessible cost for both commercial and government customers. At our Analyst Day in September, we shared third-party validated estimates of IonQ’s full, scaled system cost, which is two orders of magnitude below superconducting competitors.

As students of history, we all know that the best economics occasionally beat the best technology, but best economics and best technology is what makes markets and builds an irresistible ecosystem. This is what IonQ is poised and focused on delivering.

In Q4 2026, we are targeting to demonstrate an operational 256 qubit system, which will be our sixth-generation machine in the market. With our world-leading two-qubit gate fidelity, we expect to unlock substantial value for our customers and explore world-changing applications this year. Last year, we worked closely with dozens of customers around the world who use our quantum computers to run complex applications.

A prime example is our continuing work with Ansys and Synopsys as we pursue a mutual goal of commercializing quantum in the engineering space. To paraphrase the CEO of Synopsys on my quantum panel at the World Economic Forum in Davos last month, the key driver of innovation is complexity. Customers do not adopt new technology because they’re curious, but because they need to solve a problem in a more affordable way. We help customers around the world do just that, running applications from pharmaceuticals and automotive to chemistry and AI, with the fastest, most energy-efficient and cost-effective approach.

In quantum networking, among numerous deployments, we partnered with the U.S. Air Force Research Lab to achieve the first qubit-to-photon frequency conversion and a field deployable system. This ensures real-world Quantum networks on existing standard fiber optic commercial infrastructure. We also won the contracts to deliver multiple international quantum networks— including the world’s first citywide dedicated quantum network in Geneva, Switzerland, Slovakia’s first national Quantum Communication Network and one of Europe’s largest operational QKD networks to date in Romania. In quantum sensing, our atomic clocks and inertial sensors are the highest performing fielded devices for their form factors. Our quantum sensors already operate in domains from under the ocean to up in the air. This technology leadership is translating directly into high-value defense partnerships— including U.S. Navy contracts for miniature ultra-stable atomic clocks and U.S. Army contracts to provide resilient timing systems for GPS-denied environments.

Our clocks are the highest performing in the marketplace, and they are shrinking in size. Most recently, in partnership with DARPA, we successfully reduced our clock size by 6 times, while maintaining similar performance—a breakthrough that paves the way for integration into satellite payloads.

Together, IonQ’s market-leading quantum sensing technologies complement our quantum computing and quantum networking infrastructure to position IonQ as the partner of choice for the mission-critical needs of defense, aerospace and sovereign nation customers. We bolstered our IonQ federal team with the appointment of Katie Arrington as our CIO, until recently the acting CIO of the Department of War and adding General John Raymond to our board, the first Chief of Space Operations the United States Space Force. Rick Muller joined last year also having until then been the Director of IARPA. Dean Acosta joined to run Communications and Government Relations, having previously held the same role at Lockheed Martin. The collective expertise of these leaders uniquely positions IonQ to navigate the complexities of the federal landscape and win large-scale mission-critical federal contracts.

Geographically, we deepened momentum in South Korea through our QKD National Security Accreditation and KISTI system sale win, where IonQ is now anchoring the country’s largest quantum classical compute platform.

We also expanded our agreement with QuantumBasel in Switzerland to over $60 million, spanning four years and four generations of IonQ systems. In the EU, we struck a partnership with leading autonomous vehicle company Einride of Sweden and incorporated IonQ Italy under the leadership of Dr. Marco Pistoia, the former Head of Quantum at JPMorgan.

In Canada and Sweden, we struck a partnership with CCRM, to accelerate the development of advanced therapeutics, reinforcing the transformative impact of Quantum in the pharmaceutical sector and building on the proven results of our work with AstraZeneca last year.

Scott Millard joined us to lead our global commercial efforts, having previously led the AI team at Dell. Chad Sakac joined us to run field engineering and pre-sales following his distinguished career doing the same at EMC and Dell. Under their leadership, our expanded commercial team is positioned to accelerate our global go-to-market strategy, delivering our full stack Quantum solutions to meet the evolving needs of our global enterprise customers.

Moving now on to 2026. As our team knows, we have three key objectives. First, to drive superior financial performance by leveraging our scale and our complete platform to further accelerate our commercial execution. Our strategic evolution into the world’s only full stack Quantum platform company, positions us with continued momentum to achieve $235 million in revenue in 2026 at our current guidance midpoint.

Second, to answer the key strategic questions that unlock exponential value in our product families and across our global Quantum platform. DARPA QBI Phase C and the next-generation GPS that is orders of magnitude more accurate are examples of our ambitions here.

Third, to hone our internal operating system for efficiency, speed and talent density as we scale. We continue to make smart, disciplined, organic investments to move technical progress earlier in all our product families. We will also continue to consider value-enhancing acquisitions to further deepen our product and service offerings and accelerate our long-term path to profitability. You will hear us talk more about both time to solution and cost to solution, areas where IonQ has and will always excel. And we will unlock utility for Fortune 500 companies, U.S. and allied governments alike.

Our North Star is to positively impact all aspects of Applied Science by pioneering and globally commercializing the world’s Quantum solutions. 2026, I believe, begins the era of truly showing IonQ’s quantum platform in action, in all its forms and domains, quantum applications, quantum computers, quantum networks, quantum security and quantum sensors. IonQ is one platform, one team, primed and poised to win. As we advance our strategy and deliver on our objectives, we are confident we will drive significant value creation for shareholders.

As I conclude, allow me to thank my colleagues for their tremendous efforts in 2025 and the entire U.S. quantum industry for their trust. We are here to speed up all of our nation’s quantum initiatives and players using our merchant supplier capabilities. IonQ is here to support all initiatives at the White House, DoW, DOC, DOE and Capitol Hill advance to ensure our country and allies benefit from U.S. quantum leadership in the 21st century.

We look forward to 2026 and beyond with confidence as IonQ’s technical roadmap is delivered across all product families and our operating momentum continues to build.

I am delighted now to hand you over to Inder Singh, IonQ’s CFO and COO.

Inder M. Singh: Thank you very much, Niccolo. It really has been an amazing year for IonQ. I’m extremely pleased that 2025 has been such a transformative and record-setting year for us from virtually every lens that I can see. From record-setting financial results, to exceptionally strong commercial sales globally, to unmatched technology breakthroughs like the four 9’s fidelity you mentioned. It was the year in which we transformed the company from a single product quantum computing company in 2024 and to a full stack quantum platform company, able to deliver not just quantum computing, but as you said, quantum networking, quantum security, quantum sensing, [indiscernible], laser-based communications, the world’s most precise PNT, and on and on.

In short, from one amazing product to the world’s most comprehensive quantum product portfolio. In the process, we also became the quantum industry merchant supplier. Yes, as Niccolo noted, we provide components to our peer group companies in the Quantum space. And as you heard from Niccolo, we’re not stopping there. We’ve announced our intent to acquire SkyWater Technology, already recognized as the most secure fab in the United States.

With SkyWater, once it receives regulatory approval, we would have both surety of supply and security in our solutions with more than $3 billion of cash among our financial firepower, we intend to bring that surety and security in the most advanced and secure products to our customers around the world. Let me highlight our financial results, which help really punctuate what you and I just talked about. IonQ ended 2025 with an exceptional fourth quarter, following a record-setting third quarter.

Fourth quarter revenues were $61.9 million, even exceeding our own expectations and growing 429% year-over-year. This brought our full year 2025 revenues to $130 million, comprising 202% year-on-year growth. These historically high results mean that IonQ has outperformed our revenue guidance once again, exceeding the midpoint by 55% for the fourth quarter and 20% for the full year.

Our full year revenues now exceed the street expectations for 2025 revenues of the other pure-play quantum players combined. Let me take a moment to talk about some key drivers of what the performance we saw this quarter and this year. First, we saw tremendous demand from customers for our latest fifth-generation 100-qubit Tempo system. In fourth quarter, we welcomed KISTI of South Korea as a new customer of our fifth-generation system. This sale highlights IonQ’s distinct value and the ability for us to win even against competitors that may be larger than us or more entrenched or with bigger marketing dollars.

The value and the strength of our product clearly shines through. Customers are choosing to partner with IonQ because of our industry-leading tech roadmap today and the tech roadmap we have announced for the next five years as well. We also welcomed another new customer, CCRM, one of the world’s leading advanced therapeutic accelerators, which plan to use IonQ’s tempo cloud-based solution to do bioprocess optimization, disease modeling and the design and manufacturing of advanced therapies for many health conditions.

Yet another commercial success story is with QuantumBasel, which demonstrates our land and expand strategy, but also that we treat our customers as partners in a journey, combining theirs with ours. QuantumBasel, who already owns our prior fourth-generation Forte quantum computer, agreed in the fourth quarter to purchase our fifth-generation Tempo computer, and also obtained access to our future sixth-generation computer, which is still in development, and this is a 256 qubits semiconductor-based computing device we expect to deliver in 2027. This multi-year relationship now is now expected to span seven years from the years we’ve been with them in the past and the four years that Niccolo mentioned with this new arrangement we have with them. It also demonstrates how one compute device can lead to the adoption of an entire roadmap.

Quantum Basel is a testament to how customer relationships turn into enduring partnerships. Beyond computing, we are seeing similar demand and adoption for our networking and post-quantum cybersecurity solutions. As you also heard from Niccolo, we saw quantum networking adoption in Geneva, in Slovakia and in Romania, IonQ’s deploying one of the largest and most complex operationally post-quantum cybersecurity networks in Europe. These national partnerships represent significantly larger networks than in the past and are indicative of the growing adoption of our Quantum networking, and our Quantum security solutions.

Turning now to the mix of revenues we saw. For the full year 2025, over 60% of revenue came from commercial customers, marking strong sales in the commercial sector and reflecting the customers, some of who I named before. And anecdotally, our international sales comprised more than 30% of revenue for the first time, reflecting how our quantum platform solutions are now resonating worldwide.

Because of the breadth of quantum products we are now delivering, our customers’ list includes Singtel, SK Broadband, Solis, SERM, IIT—well, it is a very long list. Importantly, this broadening customer base presents us with a golden opportunity to cross-sell more things to more customers.

As we move ahead, we continue focusing on new customer opportunities around the world, including in places like Australia, Italy, Greece, India, Japan, Vietnam, Argentina and many others. Our new CRO and the sales team are taking a very methodical approach to identifying the most compelling opportunities and taking a disciplined pursuit and capture approach.

Importantly, our 2025 results included nearly 80% year-on-year organic growth, and I expect this to be even healthier in 2026.

We are very pleased to see solid organic growth of course, even as we have broadened our product portfolio with our Quantum platform.

With my second successive quarter now in this role, we are continuing our focus on building strong backlog, plus developing a very targeted view of our pipeline in order to make sure that we continuously strengthen our visibility for our financial planning, and also that we match demand and supply.

As a demonstration of this focus in our 2025 10-K being filed today, we disclosed that our remaining performance obligations or RPO, which provides one metric to gauge visibility over several quarters, stood at $370 million at the end of 2025, compared to just $77 million at the end of 2024, which is almost a five-fold increase.

Turning now to EBITDA. We reported an adjusted EBITDA of negative $67.4 million for the quarter and negative $186.8 million for the year. I wanted to note that even this adjusted EBITDA is better than the full year adjusted EBITDA guidance that we had provided at the time of our third quarter earnings call. The adjusted EBITDA reflects the fact that we are making investments. We are investing in our business and our key investment area, as you’d expect, continues to be R&D. R&D comprised $96.1 million in Q4 and for the year, it was $305.7 million. That’s an 123% annual increase. We will continue to invest in R&D as this helps maintain the technological advantage that we deliver for our customers and also creates new IP to extend the value for our customers in the future.

We are doubling down on investments in our computing platform, which is already leading the market by multiple years, by both investing in our fifth-generation Tempo deployments, which are in progress this year (which are already beginning really the build-out of our sixth-generation 256 qubit computing platform, as Niccolo mentioned) and then we have our sights on our seventh generation system beyond that. Unlike other market players, we are also investing in building our own quantum application, in many cases in partnership with our customers, and also on our own. We are focusing on applications with the highest potential impact with the intent to build once and sold many times. Just a few examples of high-impact applications we might build include Quantum high-frequency trading, energy grid optimization, life sciences acceleration and even the design of semiconductor chips in a more effective way. There are many others.

To sum it up, our investments in R&D are not just lab experiments. We are bringing quantum to life and delivering to our customers today.

Turning to net income. For the fourth quarter, we reported a positive $753.7 million of GAAP net income, which was mainly due to an approximately $950 million mark-to-market valuation of warrants as required by accounting conventions.

Needless to say, the mark-to-market impact warrants are noncash items, and valuations are more related to our stock price at any given point and do not represent the operating fundamentals of our business.

For the full year 2025, we reported a negative $510 million GAAP net income, which included warrants valuation impact of $66.7 million. Cash, cash equivalents and investments as of December 31, 2025, were $3.3 billion. The strength of our balance sheet provides us with what we consider unprecedented financial firepower to continue to invest in R&D, to build out even more new products, to invest in go-to-market resources and yes, to also acquire for critical new capabilities or to accelerate our roadmap.

IonQ is uniquely positioned with the resources, talent and differentiation, so we can focus on cementing our market leadership and delivering the world’s most advanced quantum technology in every sector. As for operational excellence, which is so critical for establishing the foundation of future success, this will be one of the top priorities for Niccolo and the leadership team in 2026. And as you said, and as we reported last quarter, we’ve already turned our focus to this very important area to prepare for the future.

Deploying organizational clarity and accountability is one essential ingredient, manufacturing under a clear leadership, customer deployment under a single leader, sales under a single leader, supply chain under a single leader and applications development ownership. All of these things comprise the building blocks of what you need to be able to ensure that there’s accountability and planning.

Last quarter, we mentioned we have established a dedicated M&A integration team. And I’m very pleased to report that since then, we have successfully integrated key functions like HR and finance, and are making strong progress on IT consolidation under our new CIO.

In short, we have moved to rapidly integrate our acquisitions, increase our execution velocity and deliver on key priorities. I’m pleased to report that our IT cybersecurity teams are now unified under the leadership of our new CIO, that Niccolo mentioned, Katie Arrington, who recently joined the team from the Department of War and our CSO who also brings years of experience with many agencies and also other companies, including through other agencies and reports to Katie. Our goal is to create our product om as highly secure posture as possible.

Last quarter, we also spoke about IonQ’s unique ability to now leverage the established semiconductor manufacturing process for our next-generation compute. In January of 2026, as Niccolo noted, we announced our intent to acquire SkyWater in order to strengthen our supply chain all the way through to manufacturing.

On the close of that transaction, which, of course, must go through a regulatory process, we would acquire SkyWater’s trusted fab, U.S.-based Tier 1 foundry, enabling us to ensure we would have the availability, security and quality to scale our chip-based roadmap, bringing us both CMOS as well as advanced packaging capability.

This acquisition also builds on our already existing merchant supplier business model in which we currently serve other Quantum players today. As the pace setter of the quantum industry, we do see it as a key responsibility to also help ensure in the overall development of our ecosystem. Let me turn now to fiscal year 2026 guidance.

On the shoulders of the amazing 2025 numbers that we saw, we feel we have built a strong foundation for yet another year of strength in 2026. With that in mind, we are pleased to offer the following financial guidance for full year 2026 as well as for the first quarter.

For 2026, we are projecting revenues of between $225 million to $245 million for full year, and $48 million to $51 million for the first quarter. Our projected revenue growth is anchored by a continued expansion of our customer base, both in terms of number of customers, number of offerings that we bring to the market. And as I mentioned earlier, our guidance today is based on visibility stemming from a healthy backlog and an attractive pipeline that we will work methodically to convert.

We are projecting adjusted EBITDA to be between negative $310 million and negative $330 million for the full year 2026. And as I discussed today, this range represents our continued investment in critical R&D to help drive the next generation of quantum solutions across our portfolio.

It goes without saying that since we announced SkyWater transaction has not closed, our guidance metrics do not reflect SkyWater. We continue to operate as separate publicly traded companies until such time as approvals are in hand. As Niccolo mentioned at the beginning of his comments, IonQ has rapidly established itself with the world’s most unique set of products and capabilities and we are for sure not stopping there.

Compared to any other quantum pure play one might look at, our product suite is unmatched. Our talent density is exceptional. Our business is global. We are actively selling into commercial deployment, not just lab, and critically for the future of Quantum, we possess a merchant supplier business model that enables the entire quantum ecosystem to develop and succeed over time as we progress. And yes, while we do now and then take a moment to celebrate our progress like today, and I must say it does feel good, tomorrow, the entire IonQ team will get up and continue to dash towards delivering the world’s most advanced, innovative and complete quantum solutions for our customers. With that, operator, can you please open the call for Q&A.

Operator: [Operator Instructions] The first question comes from John McPeake with Rosenblat Securities.

John Paul McPeake: Hey guys, can you hear me?

Inder M. Singh: We can, yes.

John Paul McPeake: Okay. Great. I think last time I was on mute, and I don’t want to repeat that. So congratulations on the numbers. I just have a question about the Shield release that came out a couple of days ago. Now that you guys have a pretty broad portfolio of quantum assets, you talked in the release about the $151 billion opportunity, how should we think about what you might be able to address relative to that number?

Inder M. Singh: We’d love to get all of it. No, I’m kidding, John. Of course. We are very pleased to be included among the players that might participate in that. We intend to ensure that we deliver based on what we’ve built on and you know that one of the things that we’re trying to make sure we are very clear on, maybe do a better job of, is explain how we’re actually a solution company, we’re a platform company. And I think in some cases, we’re still being compared against a single product company. And when you look at opportunities like Shield or, frankly, any other opportunity that we may be looking at and we are looking at others, too, you need a solution.

You need to integrate things together. It’s not enough to have a quantum computer that may work one day, it’s not enough to have a quantum computer that even works today. You need to be able to link things together. You need networking, you need to be able to bring the quantum of security up to industrial scale. You need to ensure that you’re able to provide secured communication, you need to be able to make sure that you’re also deliver today, not promise something in 2029. So we’re happy to be included in that, John. I mean, I thank you for your question. Yes, we’d love to have our unfair share of it. But I think that we will deliver on the things that we promised, and we think we can do things in a more effective and more complete way than many of the other players that I think we are looked at again. That said, we do these things with humility. We ensure that we have the engineering. We ensure that we have the software. We ensure that we have all the connections that are required. It’s a solution sale, right, when you look at something like that, John.

John Paul McPeake: Okay, that makes sense. Thank you.

Inder M. Singh: Okay. Niccolo, do you want to add anything to that?

Niccolo M. de Masi: No, absolutely. Look, I mean, credit to the team for an outstanding year. We did a lot, obviously, in 2025 and as I said, we’re just getting started. So we expect to continue momentum here, and it’s not just momentum in each product family, but it’s, of course, a Inder really points out, its between the product families where we really are inventing the future in multiple dimensions, right? And I think that’s what’s appreciated to a grand extent by our nation’s Shield initiative, amongst many other appreciators at the moment.

Operator: The next question comes from Kevin Garrigan with Jefferies. Please go ahead.

Kevin Garrigan: Congrats on the great results and reaching over $100 million in revenue. On SkyWater, can you just update us on the status of the regulatory approval process? And over the last 30 days since you made the announcement, have there been any unexpected developments, either positive or negative that could impact the timing?

Inder M. Singh: We’re still looking at it in the same way that we talked about it last time, and I appreciate your question, and thanks for your comments. It’s a regulatory process. It’s well defined. It’s not that we try to predict how we may go or not go. We think that the model that brings together a merchant player in quantum platform, which is us, any merchant provider of manufacturing services as SkyWater, is in the interest of the nation, the industry and all the players in it. And as I said, and Niccolo said, we were already a merchant supplier. We supply product components to others that you may call our competitors. We don’t see them that way. We think that all players need to succeed, and that’s what creates an ecosystem and an industry.

This industry needs the same. So we are the pacesetter, yes. We will remain the pacesetter, yes. There’s a responsibility that comes with that, and we will live up to that.

Kevin Garrigan: Yes. Got it. Got it. Okay. That makes sense. And just a quick follow-up, continuing on the acquisition front. You guys had acquired Seed integrations (sic) [Seed Innovations] at the end of January. Can you just talk about how this company fits strategically within your portfolio and what gaps it fills?

Inder M. Singh: Sure. So Seed is a software classified mission control business, that really is quite unique. Because almost all of their work is classified, I’m not going to go into huge details for you, but you can assume that it is stitching together not just component solutions that we have at IonQ, but it’s also helping three letter agencies and portions of our DoW do the same even before IonQ came along. So it is a unique opportunity for Quantum, not just in the hardware sense but also in the application sense to be part of what we’re doing in programs like Shield for the prior question, as well as the rest of the broader quantum platform of sensing security networking, which we have put together in every theater of operation from under the ocean to on top of the ocean to on land, in the air and up in the heavens. There’s a lot going on for the battle for the future and IonQ very much as well positioned to have, hopefully, our fair share and maybe even a bit more.

Niccolo M. de Masi: And just to add, I mean, the DevSecOps capability and software development that Deed brings to us is actually relevant for all of IonQ and so we intend to take part in ensuring that Seed is succeeding in everything they’re signing up for directly externally, but also frankly, leveraging their unique capability to help us accelerate in DevSecOps across the company as well.

Kevin Garrigan: Got it. Okay. That makes sense. Okay, great, thanks guys and congrats again on the results.

Operator: The next question comes from Craig Ellis with B. Riley Securities.

Craig Andrew Ellis: Thanks for taking the question and congratulations on the really strong results and the big RPO number, $370 million is quite substantial. I wanted to follow up on the guidance for calendar 2026 revenue at the midpoint $235 million. Can you help give us some color on some of the things that are driving revenues to that level, whether it be the international versus domestic mix of business or whether it be particular programs within your compute, networking or sensing capability. And then just a sense, Inder, given the first quarter’s guide on the linearity through the year, it would seem to be that there is implied growth, but any color would be helpful there.

Inder M. Singh: Sure. Yes, thanks for the question. Look, I think, not to provide a lot of color under the guidance itself, but you can expect that we will continue to globalize the company. So that’s also in there. I mentioned a number of countries, that was not by accident. I mean we are looking at some amazing opportunities. Frankly, demand is exceeding supply, I’m allowed to say. And we’re trying to ramp up our resources to make sure that we can deliver the fifth-generation machine to as many customers as wanted. We’re already starting to see demand for our next-generation machine, the 256 and beyond that. So what gives us confidence, first of all just in general on the compute platform is: the roadmap that we put out there is resonating, the fact that we are taking our customers on the journey with us is working, the fact that we are forward deploying engineers and application developers with those customers embeds us with them.

So we feel very comfortable that organic growth of our compute platform will be very strong in 2026, as I mentioned earlier, I wouldn’t be surprised if it exceeds 100% growth year-on-year, but that’s the direction of travel. The other parts of our portfolio are also performing. The need for and the sense urgency, frankly, to deploy post-quantum security is taking on a different level of importance. That didn’t exist a year ago. In fact, we are agnostic as to the type of application that our customers want, whether it’s PPC, QKD, what your acronyms off of the top, I won’t go through all of that, you know that. We do not have religion around it. We deliver everything. We know that two to three years from now, you will need all of it.

Classical cybersecurity probably at some point doesn’t work. So I think those that recognize that in some largest banks, largest governments, the countries I name, like cities we named, I think this is just the beginning. So underlying our assumption of guidance for the year also is that we will see healthy demand, which is what we’re seeing, for security solutions, networking solutions, and then sensing, I think, is at the very beginning of something very exciting. Niccolo talked about GPS interference and how you get around things like that. That is on the minds of virtually every country at this point, as you probably heard, right? And so to have the world’s most precise PNT solution, most precise atomic clock, the ability to deploy that in different modalities under the water and the sky, et cetera. That’s the opportunity that we have ahead of us, which, of course, we have to execute on that, but the demand is there. And we intend to make sure that we deliver on elements of that for sure in ‘26, but that is a multiyear journey. So that’s like years of potential opportunity for us.

And then lastly, I think I mentioned to you that commercial is becoming bigger. Like three years ago and four years ago, when Niccolo and I joined the Board of this company, it was mainly labs, right? Of course, it would be labs, research institutions, et cetera. That’s where there would first be this quantum work. Now the quantum works, you’re starting to see, at least from our machines, people say, we want this one, we want the next one and the one after that. And so I think as long as we are also investing in applications, which is really key. Think about the iPhone with no apps—it wouldn’t be as exciting, but the iPhone with the app is what we’re trying to do in the quantum site.

That’s the thing that I think resonates well. And I think that once you have that ecosystem going, and you built some of the applications yourself and others will, of course, build apps perhaps on top. But we’ll focus on the most important thing. And again, we do have this sort of industry-neutral merchant philosophy. Our machines, our system can plug into NVIDIA system, Microsoft Cloud, the Google Cloud, et cetera.

We want to make sure that we become ubiquitous, and then we also drive the highest value things ourselves. So there’s a bunch of things around confidence from customers now telling us, okay, I’m ready the one that you haven’t built yet, I think I might win that one, too. We’re not putting that in our guidance, obviously, you know that. But to have line of sight, that’s kind of what we’re looking at.

Craig Andrew Ellis: Yes. Sorry to jump in on you, Inder, but there was mentioned in the transcript of a 256 qubits system by year-end. What should we keep in mind with the notable engineering milestones from here to bring that to market?

Inder M. Singh: Yes. Look, I think that you realize that, of course, and you know this. The 256 system and beyond that entire roadmap for the next five years that we’ve talked about is a semiconductor-based roadmap. It’s the ability to use mature node manufacturing, that exist today, to build out and scale from 256 to 10k and beyond. So we are in the process already—and we said this when we announced the SkyWater transaction, we’re already looking at them to be a supplier to us, even prior to the acquisition announcement and other foundries also. These existing foundries enable us to, with some confidence, drive the development of the 256 into the 10k and beyond. As for the 256 itself, I’m happy to report that we’ve done the tape-outs of AB&C and as you know, from semiconductors, those are the most important ones in the beginning. And then the feature-rich feature driver, fourth D tape it is called, is in progress. So not to give you an exact timeline that you’ll then say, you told me it’s going to be March 31st or April 1st or whatever, we are very comfortable with the way the development of the 256 is going. It is following the roadmap that other semiconductor development follows. And then beyond that, it’s into tiling, it’s into scaling and we also have the engineering teams already beginning to think about the 10k, not just the 256. Does that help?

Operator: The next question comes from Vijay Rakesh with Mizuho.

Vijay Raghavan Rakesh: Thanks Niccolo and pretty impressive guide and growth for the year. Just a couple of questions. Just wondering, as you look at the fiscal ‘26 number here, any way to think about and the following quarter, I guess any way to think about the hardware software split?

Inder M. Singh: I mean we will provide, obviously, when we report the usual breakout that we do, which is kind of along the lines of what you just described. I think of it is less as hardware software. I think, remember what I said, like hardware without the software doesn’t do much and vice versa. So solution thinking is really what’s important. We’re trying to think of our business as the only company, frankly, that can deliver entire solutions. The compute, the ability to connect one compute device to another, the ability to connect one city to another, the ability to connect ground to space and back to ground again, the ability to provide security across those links, the ability to use Skyloom’s OCT terminals to provide secure, high-speed transport for data and secure transport and on and on and on.

I remember Cisco, and you’ll remember Cisco as well. And I think of other companies that have done this in the past that have not asked for permission. So when Niccolo became CEO exactly 1 year ago, by the way, I think is anniversary is tomorrow. In one short year, we’ve gone from being a 1 product company to a platform company. We now have to execute and with responsibility, deliver for our customers what they are now wanting from us.

They’re saying, “We will buy your roadmap, we will buy your solution. You’re bringing the secure solutions together”. So it’s a unique opportunity for us to actually just go and execute, and that’s why this is, the year of execution. And yes, also continuing to innovate. So watch the space. More intent, more things. We’re not stopping.

Vijay Raghavan Rakesh: Yes. Very impressive. And just one other question. And obviously, you’re growing your team pretty nicely here. Any thoughts on when this national quantum initiative and QI funding starts to open up. I know you have some pretty solid engagements with the Golden Dome shield, et cetera. But any thoughts on when that national QI funding starts to open up for the space?

Inder M. Singh: Yes. I mean, thanks for the question. Look, I think that three years ago, probably that would have been top of mind for us. Like when does the funding unlock. But with more than $3 billion of cash available to us today and the ability to raise more if we need in the future, the ability to invest ourselves organically to be candid, I think other companies might be looking for funding to unlock, but we’re looking for the ability to drive customer value today without the need for like additional funding. I’ll let Niccolo add to my comments here, but it’s an opportunity, obviously, for the whole industry to benefit if more and more countries focus on quantum in general.

I’m starting to see, and Niccolo as tip of the sphere on this for us, but like virtually every government in any country in the world is now including quantum, very close to whenever they say AI. Maybe not as many times as the AI, but almost. So quantum is rising in relevance because it is becoming more real. We are making it more real. And we’re making sure that we have the capital we need, we have the financial firepower that we needed to keep investing for the foreseeable future and beyond. And we’re fortunate to have investors that are saying to us that they’re our partners in that journey.

Our job is to execute on that opportunity. And so yes, I mean, I think that funding things were important. I think for now, it’s more about taking the engineering building one, selling many times. So we’re now getting into the very sort of commercial deployment of everything quantum, less worried about what funding comes when.

Niccolo M. de Masi: Yes. I mean, look, we, of course, value our government customers. We value them from all of our allies, and we’re growing our IonQ federal team to capture that. But I think Inder said well in his prepared remarks, as well as our press release today, our customers are commercial—that’s the primary reason why we’re not waiting with bated breath on government unlocks, if you will. That having been said, I do want to point out that we have a very bullish administration in the U.S. vis-a-vis growth in the budget of the Department of War. And within that, there’s a considerable allocation to building the future of all things quantum sensing, networking computing in every war-fighting domain. And so IonQ uniquely operates in all of the war-fighting domains. And we’re uniquely able to sell those complete solutions that we believe the nation and all friendly nations absolutely must need. So watch this space, but we are growing headcount aggressively because we are growing the business aggressively along all of these vectors.

Vijay Raghavan Rakesh: Yep, thanks Niccolo and Inder. Fantastic.

Operator: The next question comes from Quinn Bolton with Needham. Please go ahead.

Shadi Mitwalli: This is Shadi Mitwalli on for Quinn. Thanks for letting me ask a question and congrats on the strong results. In the prepared remarks, you guys talked about making smaller and cheaper quantum systems. I believe the acquisition of SkyWater is going to help accelerate that. But just curious to hear the puts and takes of how much it cost to make a system today and how you expect that cost trajectory to evolve over the next few years?

Niccolo M. de Masi: All right. So I mean, look, what we said at our Analyst Day on September 12th, is that our full-tolerant machine and machines with hundreds of thousands to millions of physical qubits and thousands to tens of thousands of logical qubits, and someday, hundreds of thousands of logical qubits. We’ll have a 2025 BOM cost, bill of materials cost under $30 million. Obviously, there is inflation each year and the reality is, what we said under $30 million, it was materially under $30 million to enable us to ensure that gross margin will be compelling as the years roll by, and of course, our ability to drive ecosystem expansion will be the most powerful, we believe, in the quantum world, whether that’s in the U.S. or our allies.

We are cheering for everyone with the SkyWater acquisition, right? So it’s really important to note that we already supply our clocks and sensors and QKD switches to a wide breadth of customers. With SkyWater, we are not only going to be supporting their existing customers but we’re going to be investing in SkyWater, which means that with our improved capital base on a combined basis, those customers will see tremendous benefits. And we expect additional customers in the fullness of time to want to be on that acceleration platform.

The ability for us to maintain costs as we grow our computer power is almost unparalleled. And the reason for that is the electronic qubit controls that we have of our ion traps on a semiconductor basis and platform. So as we add more qubits, we’re not really changing the cost of goods sold much. A little bit, the ships get a little bit bigger, and the machines got marginally larger, but it’s single-digit percent kind of thing, not even double-digit percent, I think, in most instances, and that means with manufacturing volumes, as I said in my prepared remarks, we actually expect the size and the cost from bill of materials perspective to actually go down over time, even as the machine goes from 256 qubits to 100,000 and 1 million and 2 million qubits by 2030.

That is obviously the cost curve that everyone is familiar with in the semiconductor industry. And we believe it’s vital because it’s what enables our ecosystem to prevail in the commercial market at the same time is prevailing, of course, with our nation and allied nations federal customers. In the history of technology, as I said, sometimes you get cases where just economics alone prevail. But in our case, we have the most powerful machines soonest and we have them at the lowest most accessible unit economics. And so when you’re doing something in a number of cases that we’re 5 years ahead, technically, and you might be 10 or even 100 times cheaper, you can see why we are bullish on our ability to be the mass market platform of choice in the fullness of time for.

Shadi Mitwalli: That’s all from me and congrats on the results again.

Operator: The next question comes from David Williams with Benchmark. Please go ahead.

David Neil Williams: Hey, good afternoon and let me also add my congratulations on the really solid results here. So I guess, maybe firstly, thinking about your capacity and Inder, you talked earlier about the demand outstripping your ability to supply. If you kind of think about what your capacity is today, maybe on the tempo solution, what would that look like if you could ship everything that you could build in maybe ‘26 from a unit perspective?

Inder M. Singh: Yes. I mean, look, we are raising our ability to meet the demand to make sure that we satisfy what the customers are looking for, of course, and we will do that. And it’s not always about manufacturing. Of course, as you know, it’s also about having the deployment engineers. The people that go on site, prepare the location, deploy a machine, turn it on show the customer, et cetera, and then stay with the customer practice. So we’ve been investing in all of those. And over the last six months, we’ve invested in, I would say, all of that. As far as like when you go from Tempo in 2026, to the 256 in 2027, the chip roadmap allows us to then begin leveraging that semiconductor base, which is, frankly, available, fully depreciated, low cost, not so capital-intensive.

So to the cost question earlier also, you can benefit over time from bringing costs down by leveraging that. So we don’t have to necessarily build our own factory. But the Tempo in prior generations, we manufacture them in our factory in Seattle. So we think we have enough capacity right now to be able to meet demand. I did say the demand is exceeding supply is, yes, it’s true. We might have to be somewhat selective. That’s a good problem to have. And so if that continues, we absolutely will surge our ability to deploy, build and ensure that we service the Tempo.

But importantly, the question to be asking is, once you have the chip based system out there. Now we have, well, with SkyWater closing, of course, or even the commercial relationship we already have with SkyWater, the ability to leverage their highly secure in U.S. trusted fab. The ability to make computing solutions that we can sell to national security customers, we can sell to the most discriminating bank in the world, we can sell them to any customer that says, “Yes, I know the power of quantum. It is both amazingly powerful in a good way, and it could do some really dangerous things too, much as AI can”. So we are making sure that we deploy it in a way where it has the level of surety of supply to us so that no geopolitics enters into the ability for us to get components and then have a product that our customers can trust.

So I think that it’s less about capacity in terms of manufacturing this time next year. But for this year, absolutely. We began investing in the third quarter. We talked about the third quarter call, and we’ve hired the deployment engineers and we feel pretty good actually right now.

Niccolo M. de Masi: Yes. And I’ll just add, obviously, that all of those secure trusted fab capabilities and manufacturing scale we are providing to the entire U.S. industry and all of our allies. So we look forward to working with everyone because I think it’s time to put the pedal to metal for the industry.

David Neil Williams: Yes. Great color. Just one last quick one for me. Just as you kind of think about that fab and the capabilities there today and then looking out beyond ‘27 maybe, are there major step function potential investments that need to be made in order to hit that roadmap? Or are things you feel like they have the appropriate maybe abilities today that the investment isn’t as big a heavy lift as it might otherwise be?

Inder M. Singh: Well, look, I think that I won’t speak for SkyWater they’re independent company, obviously, right? So from our land, when we look at the capacities that they have in Texas, in Florida and in Minnesota, it’s more than what we need actually right now. So I don’t see that other than sort of like maybe some tooling and things like that, I don’t see where we need to necessarily build the fab capacity as much as ensure that it has the type of, I’ll call it, sort of quantum ready ability to be in a clean room environment, right? So they have clean rooms everywhere, but quantum is like one level higher than the clean room. That’s the investment. So it’s not like move-out on many, many dollars. It’s more like ensuring that we provide them what they need, of course, but they have the engineering talent. They have the people that are experienced, they have the ability to do advanced packaging, which is really important. It’s not just fab its packaging. So we are looking forward to the deal closing, and we’re looking forward to leveraging them, of course, and in the meanwhile, we have a commercial relationship, and we hope that we’re able to continue providing for the needs of ‘26 and beyond.

Niccolo M. de Masi: Yes. So I think just to add on to that, there is plenty of capacity at SkyWater today for the whole U.S. quantum industry. As the U.S. and Allied Quantity grows, we are confident we will meet that demand at SkyWater. The tooling absolutely is bespoke per program and per customer, but it’s typically actually part of the commercial relationship, speaking from experience, that’s usually part of the total conversation you’ll have on a multiyear basis. And so that won’t that won’t come off of IonQ’s balance sheet so much as to be part of each customer’s commercial agreement. I think the last thing I’ll add is probably the biggest investment we’re making in the next few years in SkyWater is we are we’re obviously assuming some debt which we’re going to be paying off on transaction close. And I think that will be the largest chunk of it, believe it or not. The rest of it, I think, will be growing with the operations in a fairly modest way.

And their CapEx to revenue, as you probably saw, is like low single digits. They’re not very capital-intensive, neither are we. So I don’t think that model changes much candidly, might be a surge here or there, but I don’t think it’s a big shift.

David Neil Williams: Great, thanks. Appreciate it.

Operator: And due to time constraints, the last question will be Troy Jensen with Cantor.

Troy Donavon Jensen: Congrats on the great results. Maybe just a quick one for Niccolo. I get the partnership for applications and software. But what’s your thoughts on IonQ controlling the controller specifically? And can you touch on your investment in Horizon?

Niccolo M. de Masi: So look, we like to think about our ecosystem in the following way. We are an open interoperable stack, but we’re students of history, and we want to make sure that we capture value from the hardware to the compiler to the application layer. It’s been well known since our IPO that we’ve been public on the Google, Amazon, Microsoft clouds. And we want to interoperate with everyone because I think it’s in the nation’s interest, and of course, IonQ shareholder interest to have everyone learn on the IonQ systems and sensing and networking hardware, and of course, flourish and build on top of that, right? So we like to work with software partners. We like to work with the so-called hyperscaler partners. We work, of course, with everyone from NVIDIA through to Ansys that does computational engineering, is a leader of that in classical, and the same in the pharmaceutical space. And so we see this all really as an end, right?

We want as much more ease as possible to be interoperable with everyone. And to that extent, we will partner consistently both across our stack and up and down our stack. But we’re not handing the keys over to someone else, nor are we trying to be a vertical play where you have to use all of our stuff or none of it works with your stuff, which we think is a limiting approach to life. And there are companies that attempts that, but I think history shows that you want to be open with the right posture and be clear on what you need to maintain control of to make sure that not just your ecosystem works well, but also that it works well and that you continue to be able to accrete long-term value at a pace that grows faster than your cost, of course.

Troy Donavon Jensen: Thank you, good luck and keep up the good work.

Operator: This concludes our question-and-answer session. I would like to turn the conference back over to Niccolo de Masi, Chairman and CEO, for closing remarks.

Niccolo M. de Masi: Thank you. In closing 2025, I am confident the year will be remembered as the year IonQ moved beyond the laboratory and into the bedrock of global infrastructure. We didn’t just meet our goals, we redefine the ceiling for the entire industry becoming the first public quantum company to cross the $100 million revenue threshold, while tripling our revenue scale year-on-year. And we did this while demonstrating unprecedented technical excellence, demonstrating 99.99% two-qubit gate fidelity and becoming the first company in history who can proudly say that all of our key technical milestones have been achieved on the path to fall tolerant quantum computers.

We are no longer just building quantum computers, however. We are supplying the high-precision atomic clocks, secure quantum networks and advanced quantum cybersecurity, hardware and software that will serve as a nervous system for the next era of computing, modeling and sovereign security. And by acquiring SkyWater, we will effectively onshore the future of quantum manufacturing, transforming IonQ into the quantum industries merchant supplier for the U.S. and our allies in this important geopolitical race.

We enter 2026 with a fortified balance sheet and an unmatched intellectual engine of approximately 1,500 professionals, having continued growing strongly even beyond our reported end of year total.

Our focus remains clear: to lead the geopolitical space race of quantum for our generation by delivering a unified all-domain quantum platform and to help customers solve the world’s most complex problems. The era of quantum utility is not on the horizon. It is here and IonQ is the one team, one platform primed and poised to win. Thank you for your continued trust in our journey, and we’ll see you next time.

Operator: The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

Important Information and Where to Find It

In connection with the proposed transaction (the “Transaction”) between IonQ, Inc. (“IonQ”) and SkyWater Technology, Inc. (“SkyWater”), IonQ intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of IonQ common stock (the “IonQ Shares”) to be issued in the Transaction and a proxy statement for SkyWater’s stockholders (the “Proxy Statement/Prospectus”), and SkyWater intends to file with the SEC the proxy statement. The definitive proxy statement (if and when available following the effectiveness of the Registration Statement) will be mailed to stockholders of SkyWater. Each of IonQ and SkyWater may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that IonQ or SkyWater may file with the SEC or mail to SkyWater’s stockholders in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF IONQ AND SKYWATER ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING IONQ, SKYWATER, THE TRANSACTION AND RELATED MATTERS. The documents filed by IonQ with the SEC also may be obtained free of charge at IonQ’s website at investors.ionq.com. The documents filed by SkyWater with the SEC also may be obtained free of charge at SkyWater’s website at ir.skywatertechnology.com.

Participants in the Solicitation

IonQ, SkyWater and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of SkyWater in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of IonQ and SkyWater and other persons who may be deemed to be participants in the solicitation of stockholders of SkyWater in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus, which will be filed with the SEC. Information about SkyWater’s directors and executive officers is set forth in SkyWater’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 8, 2025, SkyWater’s Annual Report on Form 10-K for the year ended December 29, 2024 and any subsequent filings with the SEC. Information about certain of IonQ’s directors and executive officers is set forth in IonQ’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 28, 2025 and any subsequent filings with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the Transaction may be obtained by reading the Proxy Statement/Prospectus regarding the Transaction when it becomes available. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, and otherwise in accordance with applicable law.

Note to Investors Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this document other than statements of historical fact are forward-looking statements. These forward-looking statements are based on IonQ’s and SkyWater’s current expectations, estimates and projections about the expected date of closing of the Transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by IonQ and SkyWater, all of which are subject to change. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the Transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the Transaction or to make or take any filing or other action required to consummate the transactions in a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the Transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of SkyWater’s and IonQ’s businesses and other conditions to the completion of the Transaction; (ii) failure to realize the anticipated benefits of the Transaction, including as a result of delay in completing the transactions or integrating the businesses of IonQ and SkyWater; (iii) IonQ’s and SkyWater’s ability to implement their business strategies; (iv) potential litigation relating to the Transaction that could be instituted against IonQ, SkyWater or their respective directors; (v) the risk that disruptions from the Transaction will harm IonQ’s or SkyWater’s businesses, including current plans and operations; (vi) the ability of IonQ or SkyWater to retain and hire key personnel; (vii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the Transaction; (viii) uncertainty as to the long-term value of IonQ Shares; (ix) legislative, regulatory and economic developments affecting IonQ’s and SkyWater’s businesses; (x) general economic and market developments and conditions; (xi) the evolving legal, regulatory and tax regimes under which IonQ and SkyWater operate; (xii) potential business uncertainty, including changes to existing business relationships, during the pendency of the Transaction that could affect IonQ’s or SkyWater’s financial performance; (xiii) restrictions during the pendency of the Transaction that may impact IonQ’s or SkyWater’s ability to pursue certain business opportunities or strategic transactions; (xiv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as IonQ’s and SkyWater’s response to any of the aforementioned factors; and (xv) failure to receive the SkyWater Stockholder Approval. These risks, as well as other risks associated with the Transaction, will be more fully discussed in the Proxy Statement/Prospectus. While the list of factors presented here is, and the list of factors presented in the Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IonQ’s or SkyWater’s consolidated financial condition, results of operations or liquidity. Neither IonQ nor SkyWater assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.